Exhibit 99.1

July 20, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations NYSE,

New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

During the period 2016-19, Wipro acquired minority stake of less than 20% in IntSights Cyber Intelligence Ltd (IntSights), a cyberthreat intelligence service provider, for an aggregate investment of US$ 4.21 Mn. This investment was made through Wipro Ventures, the strategic investment arm of Wipro.

As part of recently announced acquisition of IntSights by Rapid7, Inc., Wipro has sold its entire stake in IntSights for a consideration of US$ 19.17 Mn. Consequent to the sale, Wipro does not hold any stake in IntSights.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary